SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE l3d-2(a)

                                (Amendment No. )*


                                    SYMS CORP
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $.05 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    871551107
                                 --------------
                                 (CUSIP Number)

                                   MARCY SYMS
                                  c/o SYMS CORP
                                  ONE SYMS WAY
                           SECAUCUS, NEW JERSEY 07094
                            TEL. NO.: (201) 902-9600
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 2, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                                   ----------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-1(g), check the following box [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

-----------------------------                      -----------------------------
   CUSIP NO. 871551107                13D              PAGE  2  OF  4  PAGES
-----------------------------                      -----------------------------

----- --------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Marcy Syms
----- --------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [ ]
----- --------------------------------------------------------------------------
  3    SEC USE ONLY
----- --------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       Not applicable. See Item 3
----- --------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [ ]
----- --------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
                                       869,575
           NUMBER OF           ----- -------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY                 464,145
           OWNED BY            ----- -------------------------------------------
             EACH                9     SOLE DISPOSITIVE POWER
           REPORTING                   869,575
          PERSON WITH          ----- -------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       464,145
----- --------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,333,720
----- --------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [ ]
----- --------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1%
----- --------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       IN
----- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.05 per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"), with its principal executive offices at One Syms Way, Secaucus, New Jersey 07094.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Marcy Syms.

     (b) Ms. Syms' business address is c/o Syms Corp, One Syms Way, Secaucus, New Jersey 07094.

     (c) Ms. Syms is the Chief Executive Officer/President of the Company.

     (d) and (e) During the last five years, Ms. Syms has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Syms is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Ms. Syms acquired 1,333,720 shares of Common Stock of which (i) 557,075 shares were a gift to her from the Syms Voting Trust on January 24, 1995; and
(ii) 312,500 shares are unexercised options granted under the Company's Amended and Restated Incentive Stock Option and Appreciation Plan on or prior to October 2, 1998. With respect to the remaining 464,145 shares, such shares are held by the Estate of Stephen A. Merns as to which Marcy Syms is a Co-Executor and Co-Trustee.

ITEM 4. PURPOSE OF TRANSACTION.

     Ms. Syms has been the President and a Director of the Company since 1983, Chief Operating Officer of the Company since 1984 and Chief Executive Officer/President since 1998. Ms. Syms has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 and her ownership of such shares is held as an investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b) Ms. Syms is the beneficial owner of an aggregate of 1,333,720 shares (8.1%) of Common Stock, of which 312,500 shares of Common Stock are issuable upon exercise of options which are currently exercisable. Of such 1,333,720 shares of Common Stock, (i) Ms. Syms is the direct beneficial owner of 869,575 shares of Common Stock (which amount includes her options to purchase 312,500 shares of Common Stock) over which she has the sole voting and dispositive power, and (ii) 464,145 shares are held by the Estate of Stephen A. Merns, of which Marcy Syms is an indirect beneficial owner and as Co-Executor and Co-Trustee, shares voting and dispositive power with Karen Merns.

     (c) On October 2, 1998, options to purchase 200,000 shares of Common Stock at $10.6875 per share were granted to Ms. Syms under the Company's Amended and Restated Incentive Stock Option and Appreciation Plan.

     On January 15, 1999, Ms. Syms and Karen Merns were appointed by the State of New York Preliminary Co-Executor of the Estate of Stephen A. Merns which held 630,775 shares of Common Stock.

     On May 21, 1999, May 24, 1999 and May 25, 1999, a total of 166,630 shares of Common Stock from the Estate of Stephen A. Merns were sold for a total of approximately $1,313,905 without registration pursuant to the Securities Act of 1933, as amended.

     (d) and (e) Not applicable.


                                Page 3 of 4 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not Applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July__, 1999



                                             ---------------------------
                                                    Marcy Syms



                               Page 4 of 4 Pages